Exhibit 5.1

GMAC LLC 200 Renaissance Center P.O. Box 200 Detroit, Michigan 48265-2000

June 1, 2009 Board of Directors GMAC LLC 200 Renaissance Center P.O. Box 200 Detroit, Michigan 48265-2000 Ladies and Gentlemen:

     I am the General Counsel and the Group Vice President of GMAC LLC, a Delaware limited liability company (the “Company”). I refer to the Registration Statement on Form S-3 (the “Registration Statement”) by the Company relating to (1) 5,000,000 units of the Company’s Fixed Rate Cumulative Perpetual Preferred Membership Interests, Series D-1, capital amount $1,000 per unit (the “Series D-1 Preferred) and (2) 250,000 units of the Company’s Fixed Rate Cumulative Perpetual Preferred Membership Interests, Series D-2, capital amount $1,000 per unit (the “Series D-2 Preferred” and together with the Series D-1 Preferred, the “Preferred Interests”). The Preferred Interests are being registered for resale on behalf of certain securityholders.

     The Series D-1 Preferred and a warrant to purchase 250,002.50003 units of the Series D-2 Preferred (the “Warrant”) were issued by the Company to the U.S. Department of the Treasury (“Treasury”) pursuant to a Letter Agreement, dated December 29, 2008, between the Company and Treasury which incorporates the provisions contained in the Securities Purchase Agreement—Standard Terms and the respective schedule and annexes attached thereto (collectively, the “Agreement”), in connection with the Company’s participation in the Automotive Industry Financing Program created under the Troubled Asset Relief Program. Treasury immediately exercised the warrant on a cashless exercise basis and acquired 250,000 units of the Series D-2 Preferred.

     All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

     In rendering the opinions set forth herein, I, or other members of my staff, at my request, have examined the following: (i) the Company’s Amended and Restated Limited Liability Company Operating Agreement, dated as of November 30, 2006, as amended (the “LLC Agreement”); (ii) Amendment No. 6 to the LLC Agreement dated December 29, 2008; (iii) Amendment No. 7 to the LLC Agreement dated December 29, 2008; (iv) the Company’s Second Amended and Restated Limited Liability Company Operating Agreement, dated as of December 31, 2008; (v) the Company’s Board of Managers resolutions dated December 28, 2008, relating to the authorization, issuance and sale of the Preferred Interests, and the execution and delivery of the Agreement and Warrant; (vi) the Agreement; and (vii) the Warrant. I, or other members of my staff, have also made such other examination and inquiries as I have deemed appropriate for the purpose of rendering this opinion. I have relied upon the originals, or copies authenticated to my satisfaction, of such company records, certificate of public officials, documents and other instruments as in my judgment are necessary or appropriate to enable me to render the opinions expressed below.

     I have relied solely upon certificates of, and information provided by officers and employees of the Company, reasonably believed by me to be appropriate sources of information, as to the accuracy of certain factual matters relevant to the opinion, in each case without independent verification thereof or other investigation; provided, I have no knowledge concerning the factual matters upon which reliance is placed which would render such reliance unreasonable. For the purposes hereof, the term “knowledge” means the conscious awareness by me of facts or other information after making inquiries of other members of my staff who are directly involved in the subject transaction but without any other investigation.

     I express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof. I have relied, without investigation, upon the following assumptions: (i) each document submitted to me for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (ii) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (iii) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Delaware Limited Liability Company Act and the federal laws of the United States (the “Opining Jurisdictions”) are publicly available to lawyers practicing in Michigan; (iv) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (v) documents reviewed by me (other than the Agreement and any other documents relating to the issuance and sale of the Preferred Interests) would be enforced as written; (vi) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Agreement that would result in a violation of law or constitute a breach or default under any other agreement, order or regulation; (vii) the Company will obtain all permits and governmental approvals required in the future, and take all actions similarly required, relevant to subsequent consummation of the transaction or performance of the Agreement; and (viii) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement.

     The opinions herein expressed are limited to the specific issues addressed and to documents and laws existing on the date hereof. By rendering my opinion, I do not undertake to advise you with respect to any other matter or of any change in such documents, facts, and laws or in the interpretation hereof which may occur after the date hereof.

     The opinions expressed do not address any of the following legal issues: (i) state “Blue Sky” laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (ii) margin regulations of the Board of Governors of the Federal Reserve System; (iii) Federal and state tax laws and regulations; (iv) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the Federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; and (v) fraudulent transfer and fraudulent conveyance laws.

     Based upon the foregoing, I am of the opinion that the Preferred Interests have been duly and validly authorized, are duly and validly issued, and are fully paid and non-assessable.

     I hereby consent to the use of this opinion as an Exhibit to the Registration Statement and the reference to my name under the heading “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, I do not hereby concede that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

     The opinions set forth herein are limited to matters of Delaware and federal law, where appropriate, in effect on the date hereof. It is understood that this opinion is to be used only in connection with the offer and sale of the Preferred Interests while the Registration Statement is in effect.

Very truly yours,

/s/ William B. Solomon, Jr._

William B. Solomon, Jr.
Group Vice President and General Counsel